          SECURITIES AND EXCHANGE COMMISSION

          Washington, D.C. 20549

          SCHEDULE 13D

Under the Securities Exchange Act of 1934

Owens Corning

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690742101

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690742101
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions) WC (See Item 3 of this Schedule 13D)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 22,017,822
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 22,017,822
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,017,822
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13		Percent of Class Represented by Amount in Row (11) 19.8%[1]
14		Type of Reporting Person (See Instructions) OO

_________________________

1               With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 110,943,088 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in the Issuer's Prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 30, 2006, (b) the 1,295,900 shares of Common Stock issuable upon exercise of the Warrants (as defined below), and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement (as defined below).

CUSIP No. 690742101
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions) WC (See Item 3 of this Schedule 13D)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,801,999
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,801,999
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,017,822
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13		Percent of Class Represented by Amount in Row (11) 4.7%[1]
14		Type of Reporting Person (See Instructions) OO

_________________________

1               With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 110,943,088 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in the Issuer's Prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 30, 2006, (b) the 1,295,900 shares of Common Stock issuable upon exercise of the Warrants (as defined below), and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement (as defined below).

CUSIP No. 690742101
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 26,819,821
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 26,819,821
11		Aggregate Amount Beneficially Owned by Each Reporting Person 26,819,821
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13		Percent of Class Represented by Amount in Row (11) 24.2%[1]
14		Type of Reporting Person (See Instructions) IA, PN

_________________________

1               With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 110,943,088 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in the Issuer's Prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 30, 2006, (b) the 1,295,900 shares of Common Stock issuable upon exercise of the Warrants (as defined below), and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement (as defined below).

CUSIP No. 690742101
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 26,819,821
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 26,819,821
11		Aggregate Amount Beneficially Owned by Each Reporting Person 26,819,821
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13		Percent of Class Represented by Amount in Row (11) 24.2%[1]
14		Type of Reporting Person (See Instructions) OO

_________________________

1               With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 110,943,088 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in the Issuer's Prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 30, 2006, (b) the 1,295,900 shares of Common Stock issuable upon exercise of the Warrants (as defined below), and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement (as defined below).

CUSIP No. 690742101
1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons David E. Shaw
2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6		Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 26,819,821
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 26,819,821
11		Aggregate Amount Beneficially Owned by Each Reporting Person 26,819,821
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13		Percent of Class Represented by Amount in Row (11) 24.2%[1]
14		Type of Reporting Person (See Instructions) IN

_________________________

1               With respect to the calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person, 110,943,088 was used as the total amount of outstanding shares of Common Stock of the Issuer. This amount includes (a) the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in the Issuer's Prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 30, 2006, (b) the 1,295,900 shares of Common Stock issuable upon exercise of the Warrants (as defined below), and (c) the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement (as defined below).

Item 1. Security and the Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Owens Corning, a Delaware corporation (formerly Owens Corning (Reorganized) Inc., the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The principal executive offices of the Issuer are located at One Owens Corning Parkway, Toledo, Ohio 43659.

Item 2. Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, Oculus, DESCO LP, and DESCO LLC, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

(c) The principal business of Laminar is that of a limited liability company focusing primarily on credit opportunity-related investment strategies. The principal business of Oculus is that of a limited liability company focusing primarily on designated higher volatility investment strategies. Neither Laminar nor Oculus have any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar and Oculus. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar and Oculus. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On October 31, 2006, the Issuer’s Sixth Amended Joint Plan of Reorganization for Owens Corning and its Affiliated Debtors and Debtors-in-Possession (as Modified) (the “Plan”) became effective. Pursuant to the Plan, Laminar received in respect of its claim arising from ownership of certain nonconvertible bonds a certain amount of cash, 3,070,071 shares of Common Stock, and the right to participate in a rights offering (“Rights Offering”). Laminar did not exercise its right to purchase Common Stock in the Rights Offering. However, J.P. Morgan Securities Inc. (“JP Morgan”) agreed to purchase pursuant to an equity commitment agreement (the “Equity Commitment Agreement”) any shares of Common Stock not purchased by the eligible offerees. Laminar and Oculus, along with other parties, in turn entered into a syndication agreement (as amended, the “Syndication Agreement”) pursuant to which Laminar, Oculus, and the other parties were obligated to purchase their pro rata portions of the shares that JP Morgan agreed to purchase (the “Private Shares”) pursuant to the Equity Commitment Agreement. On October 31, 2006, and in connection with such Syndication Agreement, Laminar purchased 11,204,663 shares of Common Stock and Oculus purchased 4,801,999 shares of Common Stock.

Laminar, as a holder of certain subordinated claims of the Issuer, also received warrants to purchase 984,815 shares of Common Stock at an exercise price at $43.00 per share (the “Series A Warrants”), and, as a holder of the common stock of the Issuer’s predecessor, Laminar also received warrants to purchase 311,085 shares of Common Stock at an exercise price of $45.25 per share (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”). The Warrants became exercisable on October 31, 2006 and will expire on October 31, 2013.

Laminar also entered into a “collar” arrangement (the “Collar Agreement”) pursuant to which it agreed to purchase shares of Common Stock under certain circumstances from a trust set up to receive payments on behalf of asbestos personal injury claimants (the “Asbestos Trust”). From Laminar’s perspective, the collar transactions involve (i) a short put option obligating Laminar at the request of the Asbestos Trust to purchase from the Asbestos Trust 6,447,188 shares of Common Stock between January 1, 2007 and April 1, 2007 at $25.00 per share, and (ii) a long call option providing Laminar with the right to purchase 6,447,188 shares of Common Stock between January 1, 2007 and January 1, 2008 at $37.50 per share. The Collar Agreement provides that only one, not both, of these options can be exercised.

Item 4.  Purpose of Transaction

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

Pursuant to the terms of the Plan and subject to applicable laws and regulations, the ad hoc bondholder committee representing the holders of pre-petition bonds of the Issuer’s predecessor was entitled to designate two directors for appointment to the board of directors of the Issuer. Marc Sole, an employee of DESCO LP, became one of the two director designees on November 1, 2006.

A copy of the Plan, the Syndication Agreement, the First Amendment to the Syndication Agreement, and the Collar Agreement are attached hereto as Exhibits 4, 5, 6 and 7, respectively.

Laminar and Oculus will review their investments in the shares of Common Stock from time to time and, subject to the Collar Agreement and to applicable law and regulation, and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar and/or Oculus may determine to:

-	acquire additional shares of Common Stock through open market purchases or otherwise;

-	hold or vote the Common Stock; or

-	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to shares of Common Stock through the open market or otherwise.

There can be no assurance, however, that any Reporting Persons will take any such actions.

The foregoing descriptions of the Plan, the Syndication Agreement and the Collar Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements, each of which is incorporated herein by reference in response to this Item 4, and each of which has been attached as an Exhibit to this Schedule 13D.

As part of Laminar’s and Oculus’s ongoing review of their investments in the Common Stock, Laminar and/or Oculus will from time to time hold talks or discussions with, write letters to, and respond to inquiries from various parties, including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders, existing or potential strategic partners or competitors, industry analysts, investment and financial professionals, and other persons or entities regarding the Issuer’s affairs and strategic alternatives. In addition, Laminar and Oculus may in their sole and absolute discretion take such action as they deem necessary to preserve the value of their investments in the Issuer through bankruptcy court action, litigation, or other similar strategies.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 30, 2006, there were 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006. The 22,017,822 shares of Common Stock beneficially owned by Laminar (the “Laminar Shares”) represent approximately 19.8% of the outstanding shares of Common Stock, including, for the purpose of this calculation, the 1,295,900 shares of Common Stock issuable upon exercise of the Warrants and the 6,447,188 shares of Common Stock obtainable pursuant to the Collar Agreement. Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares.

The 4,801,999 shares of Common Stock beneficially owned by Oculus (the “Oculus Shares” and, together with the Laminar Shares, the “Subject Shares”) represent approximately 4.7% of the 103,200,000 shares of Common Stock issued and outstanding as of October 31, 2006, as reflected in the Issuer's Prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 30, 2006. Oculus will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares.

DESCO LP, as Laminar’s and Oculus’s investment adviser, and DESCO LLC, as Laminar’s and Oculus’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock directly, and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares of Common Stock directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any shares of Common Stock other than the Subject Shares.

(c) On October 31, 2006, in connection with the effectiveness of the Issuer’s Plan, Laminar received from the Issuer 3,070,071 shares in respect of its claim arising from ownership of noncovertible bonds of the Issuer.

On October 31, 2006 and pursuant to the Syndication Agreement with JP Morgan, Laminar and Oculus acquired from the Issuer 11,204,663 and 4,801,999 shares of Common Stock, respectively, at $30.00 per share.

On October 31, 2006, Laminar acquired Warrants to purchase 984,815 and 311,085 shares of Common Stock from the Issuer at $43.00 and $45.25 per share, respectively.

Pursuant to the Collar Agreement, Laminar (i) may be obligated, at the election of the Asbestos Trust, to purchase 6,447,188 shares of Common Stock from the Asbestos Trust between January 1, 2007 and April 1, 2007 at $25.00 per share, and (ii) will have the right to purchase those 6,447,188 shares of Common Stock from the Asbestos Trust between January 1, 2007 and January 1, 2008 at $37.50 per share. The Collar Agreement provides that only one, not both, of these options can be exercised.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 6.

Other than as described in this Item 6 and in Item 3 above, and in the documents incorporated by reference therein and set forth as exhibits hereto, there are no contracts, arrangements or understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer.

In order to facilitate the resale of the Subject Shares by the Reporting Persons, Laminar and Oculus agreed to be enter into a Registration Rights Agreement, dated as of July 7, 2006 (the "Registration Rights Agreement"), initially among the Issuer and holders signatory thereto. As the Subject Shares are "Registrable Securities" pursuant to the Registration Rights Agreement, resales by the Reporting Persons may be effected pursuant to a shelf registration statement which has been declared effective by the Securities and Exchange Commission.

The description of the Registration Rights Agreement contained herein does not purport to be complete and is qualified in its entirety by the terms and conditions of such agreement which is incorporated herein by reference in response to this Item 6, and which is attached as Exhibit 8 to this Schedule 13D.

Item 7. Material to be filed as Exhibits

Exhibit 99.1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 99.2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 99.3	Joint Filing Agreement, by and among the Reporting Persons, dated August 18, 2006.

Exhibit 99.4	Sixth Amended Joint Plan of Reorganization For Owens Corning And Its Affiliated Debtors And Debtors-In-Possession (as Modified). (Incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on September 29, 2006)

Exhibit 99.5	Syndication Agreement, dated as of May 10, 2006, among J.P. Morgan Securities Inc. and the several investors listed on the signature pages thereto.

Exhibit 99.6	First Amendment to Syndication Agreement, dated as of September 27, 2006, among J.P. Morgan Securities Inc. and the several investors listed on the signature pages thereto.

Exhibit 99.7	Collar Agreement, among D. E. Shaw Laminar Portfolios, L.L.C. and Deutsche Bank AG.

Exhibit 99.8

Registration Rights Agreement, dated as of July 7, 2006, among the Issuer and the holders signatory thereto. (Incorporated herein by reference to Exhibit P-1 to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on September 29, 2006).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:	November 13, 2006

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

By: D. E. SHAW & CO., L.L.C., as Managing Member

By: /s/ Eric Wepsic

Name: Eric Wepsic

Title: Managing Director

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.

By: D. E. SHAW & CO., L.L.C., as Managing Member

By: /s/ Eric Wepsic

Name: Eric Wepsic

Title: Managing Director

D. E. SHAW & Co., L.P.

By:	/s/ Eric Wepsic

Name: Eric Wepsic

Title: Managing Director

D. E. SHAW & Co., L.L.C.

By:	/s/ Eric Wepsic

Name: Eric Wepsic

Title: Managing Director

DAVID E. SHAW

By:	/s/ Eric Wepsic

Name: Eric Wepsic

Title: Attorney-in-Fact for David E. Shaw